UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

China Yuchai International Limited
(Name of Issuer)

Common Stock
(Title of Class of Securities)

G21082105
(CUSIP Number)

Shah Capital Management, Inc.
8601 Six Forks Road, Suite 630
Raleigh, NC 27615
(919) 719-6360

November 27, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G21082105	Schedule 13D/A	Page 1 of 8 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Shah Capital Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

North Carolina

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

2,026,040

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

2,026,040

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,026,040

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No.	G21082105	Schedule 13D/A	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Shah Capital Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

North Carolina

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER
1,506,000

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

1,506,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,506,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	G21082105	Schedule 13D/A	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Himanshu Shah

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		101,421

	8	SHARED VOTING POWER

2,127,461

	9	SOLE DISPOSITIVE POWER

101,421

	10	SHARED DISPOSITIVE POWER

2,127,461

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,127,461

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	G21082105	Schedule 13D/A	Page 4 of 8 Pages

Item 1. Security and Issuer.

This amendment No. 2 to Schedule 13D (“13D Amendment No. 2”) amends and supplements the first amendment to Schedule 13D (“13D Amendment No. 1”), as filed on December 31, 2008, amending the initial Schedule 13D (the “Original 13D”), filed on  November 24, 2008, by Shah Capital Management, Inc. (“SCM”), a North Carolina corporation, relating to the common stock of China Yuchai International, a foreign private issuer (the “Issuer”). The principal executive offices of the Issuer are located at 16 Raffles Quay #26-00, Hong Leong Building, Singapore 048581.

Item 2. Identity and Background

(a)  In addition to SCM, this 13D Amendment No. 2 also adds Shah Capital Fund, L.P., a North Carolina limited partnership (the “Fund”), and Mr. Himanshu Shah, a citizen of the United States of America (“Mr. Shah”), as reporting persons (collectively, SCM, the Fund and Mr. Shah are the “Reporting Persons”). This Amendment No. 2 is filed jointly by SCM, the Fund and Mr. Shah.

Additionally, the Reporting Persons constituted a “group” with several other shareholders of the Issuer in the period from May 2009 through September 2009. During this time, the Reporting Persons, in addition to Mr. Patrick Manning, on behalf of Quasar Capital Management and its respective investment funds (collectively the “Quasar Funds”) and Trellus Management and its respective investment funds (collectively the “Trellus Funds”), and Mr. Theo Muller (collectively, the Reporting Persons, Mr. Manning, the Quasar Funds, the Trellus Funds, and Mr. Muller are the “Ad Hoc Shareholder Group”), submitted several items of correspondence to the Issuer. As of May 8, 2009, the Ad Hoc Shareholder Group collectively beneficially owned 12.5% of the Issuer’s Common Stock.

(b) The address of the principal business and principal office of each of the Reporting Persons is 8601 Six Forks Road, Suite 630, Raleigh, NC 27615.

(c) SCM’s principal business is serving as investment advisor to certain affiliated funds and individual client accounts. The principal occupation of Mr. Shah is serving as the president and chief investment officer of SCM.

(d) and (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) See Item 1.

Item 3. Source and Amount of Funds or Other Consideration.

SCM advises the Fund, in addition to other individual accounts. SCM currently has beneficial ownership of an aggregate of 2,026,040 shares of the Common Stock. The source of funding for the purchase of the shares of Common Stock was derived from investment capital of SCM clients, including the Fund.

CUSIP No.	G21082105	Schedule 13D/A	Page 5 of 8 Pages

Mr. Shah’s personally owned shares were purchased with his personal funds, without any special arrangements with any third party for that purpose.

Item 4. Purpose of Transaction.

The Reporting Persons initially began to purchase Common Stock of the Issuer at varying times in 2006 for investment purposes based on the belief that the Issuer was a fundamentally strong, undervalued company.

In the period between the Reporting Persons’ initial purchases and the Original 13D, the Reporting Persons made several suggestions to the Issuer regarding the governance and corporate structure of the Issuer, including:

•	A discussion between Mr. Shah and the Issuer’s management at the August 29, 2008 annual meeting of the Issuer suggesting that the Issuer initiate a stock buyback program;

and

•	An October 8, 2008 letter to the Issuer suggesting that the Issuer
o	Communicate more clearly to the market
o	Concentrate on its primary diesel engine business
o	Issue past due but previously unreleased financial statements; and
o	Appoint a new chief executive officer

On November 21, 2008, the Reporting Persons, in the aggregate, had acquired a sufficient number of shares to require the filing of the Original 13D.

In the period between the Original 13D and 13D Amendment No. 1, and in the months that followed, the Reporting Persons purchased additional Common Stock of the Issuer for investment purposes.  In the aggregate, such additional amount of Common Stock was less than 1% of the Issuer’s outstanding Common Stock), and the purchases were not made for the purpose of acquiring control of the Issuer.

On or about May 8, 2009, the Ad Hoc Shareholder Group issued a letter to the board of directors of the Issuer requesting several actions by the Issuer, including: (i) that the Issuer remove its then CEO as an officer and director; (ii) that the Issuer replace its audit committee chairman; (iii) that the issuer appoint two independent directors from among the Ad Hoc Shareholder Group; (iv) that the Issuer agree to forego the recently approved increase in director fees; (v) that the Issuer commit to a program of effective communication with the financial community; and (vi) that the Issuer assess its non-core investments and fully disclose any conflicts of interest regarding the same.

After the Issuer did not respond to the requests in the May 8, 2009 letter, the various persons comprising the Ad Hoc Shareholder Group submitted formal requests for the Issuer to hold a special meeting (the “Special Meeting”). The requests for the Special Meeting were sent by Cede & Co., the nominee of The Depository Trust Company, on behalf of SCM, the Fund, Mr. Muller, the Trellus Funds and the Quasar Funds between June 17, 2009 and June 26, 2009. In the notice requesting the Special Meeting, the Ad Hoc Shareholder Group requested that the shareholders of the Issuer convene to consider proposals to (i) amend the Issuer’s bye-laws to remove the provisions relating to the special share, which is currently held by Hong Leong Asia Ltd. Through its wholly-owned subsidiary, HL Technology Systems Pte Ltd. and gives its holder the ability to veto any shareholder resolution (“Special Share”), (ii) remove the then current president as an officer and director of the Issuer, and appoint a replacement (iii) remove the audit committee chairman from that position and as a director of the Issuer and (iv) amend the Issuer’s bye-laws to permit the appointment of two independent directors by shareholders who have no interest in the Special Share.

CUSIP No.	G21082105	Schedule 13D/A	Page 6 of 8 Pages

On July 9, 2009, the Issuer reported the foregoing information regarding the Special Meeting on Form 6-K. On July 28, 2009, the Issuer provided notice to all of its shareholders regarding the Special Meeting, which was scheduled for (and held on) September 4, 2009.

During the ensuing months, several of the Ad Hoc Shareholder Group’s desires that had been expressed in the above communications with the Issuer were achieved. Accordingly, since September 4, 2009, the Reporting Persons have neither communicated with the Issuer, nor have they continued to participate in the Ad Hoc Shareholder Group.  From the perspective of the Reporting Persons, the Ad Hoc Shareholder Group no longer exists.

Currently, the Reporting Persons do not propose to engage the Issuer in discussions regarding the Issuer’s strategy, business, assets, management, financial conditions or operations, nor do they intend (or have any plan) to propose any other action described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons are currently holding the Common Stock of the Issuer only for investment purposes.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Based upon the Issuer's annual report on Form 20-F filed on January 30, 2009, there were 37,267,673 shares of the Common Stock outstanding as of December 31, 2007. Based on the foregoing, the 2,127,461 shares of the Common Stock beneficially owned by the Reporting Persons (the “Subject Shares”) represent approximately 5.7% of the shares of the Common Stock issued and outstanding. The ownership of the Reporting Persons is as follows:

	SCM	The Fund	Mr. Shah
(a) Amount Beneficially Owned:	2,026,040	1,506,000	2,127,461
(b) Percent of Class:	5.4%	4.0%	5.7%
(c) Number of Shares to Which Reporting Person Has:
(i) Sole Voting Power:	N/A	N/A	101,421
(ii) Shared Voting Power:	2,026,040	1,506,000	2,127,461
(iii) Sole Dispositive Power:	N/A	N/A	101,421
(iv) Shared Dispositive Power:	2,026,040	1,506,000	2,127,461

CUSIP No.	G21082105	Schedule 13D/A	Page 7 of 8 Pages

Mr. Shah, in his individual capacity as a shareholder, has the power to vote and dispose of 101,421 Subject Shares.

SCM, as the investment adviser to the Fund and managed accounts, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 2,026,040 Subject Shares.

By virtue of Mr. Shah’s position as the sole executive officer and sole director of SCM, Mr. Shah may be deemed to have shared power to vote or direct the vote of (and shared power to dispose or direct the disposition of) all of the Subject Shares and, therefore, Mr. Shah may be deemed to be the beneficial owner of all of the Subject Shares.

As discussed in Item 4, the Reporting Persons are no longer acting together with the other investors who comprised the Ad Hoc Shareholder Group as of the date hereof.  During the time when the Reporting Persons and those other investors were acting together in that manner, the Ad Hoc Shareholder Group beneficially owned approximately 4.7 million shares of the Issuer, or approximately 12.5% of the shares outstanding.

(c)    See the trading data set forth in Exhibit 99.1 hereto, which is hereby incorporated by reference into this Item 5(c) as if restated here in full.

Except as set forth in such Exhibit 99.1, no other transactions in shares of the Common Stock were effected by any Reporting Person within the last 60 days.

(d)   Not applicable.

(e)   Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As discussed above under Items 2 and 4, between May 2009 and September 2009 the Reporting Persons acted together with several other investors (in what is called here the Ad Hoc Shareholders Group) to request and urge the Issuer to make several changes in its corporate governance structure.  Since that time, however, none of the Reporting Persons has been or is engaged in any such activity with those or any other group of investors or other persons with respect to the Issuer or its affairs.

Item 7.    Material to be filed as Exhibits.

Exhibit 1.  Joint Filing Agreement and Power of Attorney.

Exhibit 99.1  Trading data of the transactions in the Common Stock that were effected since Amendment No.1.

CUSIP No.	G21082105	Schedule 13D/A	Page 8 of 8 Pages

SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 27, 2009

SHAH CAPITAL FUND, L.P.

By:	Shah Capital Management, Inc., its General Partner

By: Name:	/s/ Himanshu Shah Himanshu Shah
President

SHAH CAPITAL MANAGEMENT, INC.

By: Name:	/s/ Himanshu Shah Himanshu Shah
President

/s/ Himanshu Shah Himanshu Shah